UNITED STATES OF AMERICA
        BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.




In the Matter of                             .
                                             .
Entergy Corporation                          .
Entergy Services, Inc.                       .
System Fuels, Inc.                           .
Entergy Enterprises, Inc.                    .
Entergy Gulf States, Inc. (formerly known    .
as Gulf States Utilities Company)            .    CERTIFICATE PURSUANT
System Energy Resources, Inc.                .        TO RULE 24
Entergy Arkansas, Inc. (formerly known       .
as Arkansas Power & Light Company)           .
Entergy Louisiana, Inc. (formerly known      .
as Louisiana Power & Light Company)          .
Entergy Mississippi, Inc. (formerly known    .
as Mississippi Power & Light Company)        .
Entergy New Orleans, Inc. (formerly known    .
as New Orleans Public Service Inc.)          .
Entergy Power, Inc.                          .
Entergy Operations, Inc.                     .
                                             .
     File No. 70-8529                        .
                                             .
(Public Utility Holding Company              .
     Act of 1935)                            .



          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions proposed by Entergy Corporation, Entergy Services, Inc. ("ESI"), System Fuels, Inc. Entergy Enterprises, Inc. ("EEI"), Entergy Gulf States, Inc., formerly known as Gulf States Utilities Company ("EGS") ,System Energy Resources, Inc., Entergy Arkansas, Inc., formerly known as Arkansas Power & Light Company ("EAI"), Entergy Louisiana, Inc., formerly known as Louisiana Power & Light Company ("ELI"), Entergy Mississippi, Inc., formerly known as Mississippi Power & Light Company ("EMI"), Entergy New Orleans, Inc., formerly known as New Orleans Public Service Inc. ("ENO"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. in the Application-Declaration, as amended, in the above file ("Application-Declaration") have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the Memorandum Opinion and Order of the Securities and Exchange Commission with respect thereto dated June 22, 1999 (HCAR No. 27040) (the "Order").

For the purpose, among other things, of implementing the provision of the Settlement Agreements (as defined in the Order) requiring that services rendered by Entergy's
Regulated Utilities (as defined in the Order) to Nonregulated Businesses (as defined in the Order) be charged at cost plus 5%, as of June 22, 1999:

     (1)  ESI entered into Amended and Restated Service
Agreements with EEI and EPI;

     (2) EAI, ELI, EMI and ENO each entered into an Amended and Restated Service Agreement with EEI; and

     (3)  EGS entered into a Service Agreement with EEI.


          Attached hereto and incorporated herein by reference are the following exhibits:

       B-1(a)      Amended and Restated Service Agreement
                   between ESI and EEI, as executed

       B-2(a)      Amended and Restated Service Agreement
                   between ESI and EPI, as executed

       B-3(a)      Amended and Restated Service Agreement
                   between EAI and EEI, as executed

       B-3(b)      Amended and Restated Service Agreement
                   between ELI and EEI, as executed

       B-3(c)      Amended and Restated Service Agreement
                   between EMI and EEI, as executed

       B-3(d)      Amended and Restated Service Agreement
                   between ENO and EEI, as executed

       B-4(a)      Service Agreement between
                   EGS and EEI, as executed

     IN WITNESS WHEREOF, the undersigned companies have

caused this Certificate to be executed this 12TH day of

November, 1999.

ENTERGY CORPORATION              ENTERGY ENTERPRISES, INC.
ENTERGY SERVICES, INC.           ENTERGY POWER, INC.
SYSTEM FUELS, INC.
ENTERGY GULF STATES, INC.
SYSTEM ENERGY RESOURCES, INC.    By: /s/ Steven C. McNeal
ENTERGY ARKANSAS, INC.               Steven C. McNeal
ENTERGY LOUISIANA, INC.           Vice President and Treasurer
ENTERGY MISSISSIPPI, INC.
ENTERGY NEW ORLEANS, INC.
ENTERGY OPERATIONS, INC.


By: /s/C. John Wilder
     C. John Wilder
 Executive Vice President and
   Chief Financial Officer